

U.S. Securities and Exchange Commission

Division of Investment Management

December 2, 2025

<u>VIA E-MAIL</u>

Richard Morris
General Counsel - ProShare Advisors LLC
7272 Wisconsin Avenue, 21st Floor
Bethesda, Maryland 20814

> **Re:**   **ProShares Trust**
> Post-Effective Amendments on Form N-1A
> File Nos. 333-89822, 811-21114

Dear Mr. Morris:

We write to express concern regarding the registration of exchange-traded funds that seek to provide more than 200% (2x) leveraged exposure to underlying indices or securities. On October 6-7, 2025, and October 14, 2025, ProShares Trust filed post-effective amendments on Form N-1A to add the series referenced in Appendix A attached hereto.

We will not perform a substantive review of these filings referenced in <u>Appendix A</u> until the issues raised in this letter are addressed. Further, we request that in your response letter you undertake to delay the effectiveness of the filings until these issues are resolved.

Rule 18f-4 under the Investment Company Act of 1940

Rule 18f-4 limits fund leverage risk by requiring that an open-end fund's Value-at-Risk (VaR) does not exceed 200% of the VaR of a designated reference portfolio.[1] The fund's designated reference portfolio provides the unleveraged baseline against which to compare the fund's leveraged portfolio for purposes of identifying the fund's leverage risk under the rule. Accordingly, in defining the term "designated reference portfolio," rule 18f-4 provides that, if

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[1]   Rule 18f-4(c)(2). In circumstances not relevant here, a fund can satisfy a different test in the rule based on absolute VaR, rather than relative VaR.

the fund's investment objective and strategy is to track the performance (including a leverage multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio.[2] As the Commission observed in adopting this requirement, where a fund tracks an index, that index will provide the most appropriate reference portfolio for a relative VaR test.

Each fund in the registrant's fund complex identified in <u>Appendix A</u> has an objective and strategy to track the performance, including a leverage multiple or inverse multiple, of an unleveraged index because each fund seeks to provide a leverage or inverse multiple of the return of one or more specific securities. Each fund therefore must use the security or securities that it tracks (collectively, the fund's "reference assets") as the fund's designated reference portfolio for purposes of the VaR test required by rule 18f-4. Whether the fund identifies the securities (or security) it tracks by their individual names or as an index does not change this conclusion.

Because each of these funds has an objective and strategy to provide a leverage multiple or inverse multiple of the return of the fund's reference assets, each fund's reference assets provide the precise representation of the fund's unleveraged portfolio and therefore the appropriate baseline to calculate the fund's leverage risk under the rule. Accordingly, we question how the fund's derivatives risk manager could reasonably determine to use a baseline other than the reference assets and how the funds' directors, as fiduciaries, would be satisfied with the manager's choice.

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We request the registrant revise its objective and strategy to be consistent with rule 18f-4, as discussed above, or withdraw its filings. A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please feel free to contact us at (202) 551-6921.

Sincerely,

Division of Investment Management

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[2]   Rule 18f-4(a) (defining the term "Designated reference portfolio").

Appendix A

33 Act	Accession	Registrant	Filing Date	Series Names
333-89822	0001193125-25-232075	ProShares Trust	10/6/2025	ProShares Daily Target 3x MSTR ProShares Daily Target 3x Bitcoin ProShares Daily Target 3x Ether ProShares Daily Target 3x Solana ProShares Daily Target 3x XRP ProShares Daily Target 3x AMD ProShares Daily Target 3x AMZN ProShares Daily Target 3x CRCL ProShares Daily Target 3x COIN ProShares Daily Target 3x GOOGL ProShares Daily Target 3x NVDA ProShares Daily Target 3x PLTR ProShares Daily Target 3x TSLA
333-89822	0001193125-25-233626	ProShares Trust	10/7/2025	ProShares Daily Target 3x Gold Miners ProShares Daily Target 3x ORCL ProShares Daily Target 3x MSFT ProShares Daily Target 3x BABA ProShares Daily Target 3x HIMS ProShares Daily Target 3x TSM ProShares Daily Target 3x Junior Gold Miners ProShares Daily Target 3x BMNR ProShares Daily Target 3x SMCI ProShares Daily Target 3x CRWV ProShares Daily Target 3x AAPL ProShares Daily Target 3x HOOD ProShares Daily Target 3x META ProShares Daily Target 3x AVGO

333-89822	0001193125-25-239165	ProShares Trust	10/14/2025	ProShares Daily Target 3x AI Innovation and Technology ProShares Daily Target 3x NYSE FANG+ ProShares Daily Target 3x Oil & Gas Exploration & Production ProShares Daily Target 3x QQQ Equal Weight ProShares Daily Target 3x Semiconductors ProShares Daily Target 3x Crude Oil ProShares Daily Target 3x Natural Gas ProShares Daily Target 3x Silver ProShares Daily Target 3x Gold ProShares Daily Target 3x Brazil ProShares Daily Target 3x CSI 300 China A-Shares ProShares Daily Target 3x CSI China Internet ProShares Daily Target 3x Energy ProShares Daily Target 3x India ProShares Daily Target 3x Machine Learning and Quantum Computing ProShares Daily Target 3x Mag7 ProShares Daily Target 3x Mega QQQ